Exhibit (a)(5)(C)

Chembio Announces Letter to Stockholders Regarding Tender Offer

MEDFORD, NY, March 15, 2023 -- Chembio Diagnostics, Inc. (Nasdaq: CEMI), a leading point-of-care diagnostics company focused on infectious diseases, today released the following letter to stockholders concerning the pending tender offer by Biosynex SA.

March 15, 2023

Fellow Chembio Stockholders,

As previously disclosed, Chembio Diagnostics, Inc. (“Chembio” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 31, 2023, with Biosynex SA, a French société anonyme (“Biosynex”), and Project Merci Merger Sub, Inc.,  a Nevada corporation and wholly-owned indirect subsidiary of Biosynex (the “Purchaser”). Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for a purchase price of $0.45 per share, net to the seller in cash, without interest and subject to any required tax withholding.

The Offer was initially scheduled to expire at one minute after 11:59 p.m., New York City time, on March 14, 2023. Today, Biosynex announced an extension of the Offer until 6:00 p.m., New York City time, on March 28, 2023.

I believe Chembio is at a critical juncture and it is important to communicate the best available information to our stockholders at this time. The decision to enter into the Merger Agreement was arrived at following an extensive strategic review as detailed in the Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023.

As further disclosed in the Schedule 14D-9, the Company faces ongoing operational and financial challenges if it stays an independent company as a result of not enough Shares being tendered in the Offer and the transactions contemplated by the Merger Agreement not being consummated. These challenges include:

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Credit Agreement; Debt Maturity and Covenants.  Our Credit Agreement has a September 4, 2023 maturity date, and we do not currently believe that replacement debt or equity financing arrangements are or will be available to us or, if available to us, will be on acceptable terms.  In addition, the Credit Agreement includes a minimum total revenue covenant, and based on our financial performance to date for the current quarter, we do not believe that we will be in compliance for the four fiscal quarters ended March 31, 2023. Our lender has previously informed us that it will not agree to any restructuring of the Credit Agreement, and as a result we may be forced to pursue a bankruptcy or restructuring proceeding when the debt matures (or earlier if the lender accelerates following a breach of the minimum total revenue covenant) or pursue a transaction or financing arrangement that could be dilutive to stockholders.

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Potential Nasdaq Delisting.  We do not anticipate meeting the minimum bid price requirement for continued listing on the Nasdaq Capital Market, and there is a strong likelihood that Nasdaq will notify the Company on or shortly after April 3, 2023 that it will be subject to delisting. While the Company may appeal a Nasdaq delisting determination to a Nasdaq hearings panel (and potentially seek time to pursue a reverse stock split or similar corporate action), there can be no assurance that any such appeal would be successful, particularly since we initially received a deficiency letter on April 5, 2022 and have already received a 180-day extension to regain compliance. Further, even if the Company were in a position to pursue a reverse stock split or other similar corporate action in an effort to regain compliance with the minimum bid requirement, there can be no assurance that it would be able to obtain the requisite stockholder approval under Nevada law. If the Company’s common stock were to be delisted, this would adversely affect the Company’s ability to publicly or privately sell equity securities and negatively impact the liquidity of your common stock.

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Net Losses and Going Concern Doubts. The Company’s net loss of approximately $33.9 million for the year ended December 31, 2021 and $22.4 million for the nine months ended September 30, 2022 coupled with ongoing liquidity concerns have resulted in the Company’s conclusion that there is substantial doubt about its ability to continue as a going concern.

As further described in the Schedule 14D-9, our Board of Directors (the “Board”) unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are in the best interests of stockholders and recommended that stockholders tender their shares in the Offer. As part of reaching this determination and recommendation, the Board considered the premium the offer price represented, the certainty the tender offer and merger would provide stockholders, and the business reputation, management and financial resources of Biosynex.

While the Board and management will continue to diligently serve the interests of the stockholders, I am writing to my fellow Chembio stockholders to reiterate the Board’s recommendation for stockholders to tender their Shares. To the extent stockholders want to tender their Shares before the offer closes, they should contact Alliance Advisors at 866-620-7692 or CEMI@allianceadvisors.com.

Richard L. Eberly
President and Chief Executive Officer

About Chembio Diagnostics
Chembio is a leading diagnostics company focused on developing and commercializing point-of-care tests used to detect and diagnose infectious diseases, including sexually transmitted disease, insect vector and tropical disease, COVID-19 and other viral and bacterial infections, enabling expedited treatment. Coupled with Chembio’s extensive scientific expertise, its novel DPP technology offers broad market applications beyond infectious disease. Chembio’s products are sold globally, directly and through distributors, to hospitals and clinics, physician offices, clinical laboratories, public health organizations, government agencies, and consumers. Learn more at www.chembio.com.

Additional Information and Where to Find It
This press release relates to a pending business combination between Biosynex and Chembio. This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares of Chembio, nor is it a substitute for any tender offer materials that the parties have filed or will file with the  SEC in connection with the tender offer. CHEMBIO STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS CAREFULLY THAT ARE OR BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CHEMBIO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents were sent to all of Chembio’s stockholders at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement are also available for free on the SEC’s website at www.sec.gov or from the information agent named in the tender offer materials. Copies of the documents filed with the SEC by Chembio are available free of charge under the SEC filings heading of the Investors section of Chembio’s website at https://chembio.com/investors.

Forward Looking Statements

This press release contains forward-looking statements regarding the acquisition of Chembio Diagnostics, Inc. by Biosynex SA as well as the matters in the bullet points captioned “Credit Agreement; Debt Maturity and Covenants,” “Potential Nasdaq Delisting” and “Net Losses and Going Concern Doubts”. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this press release include, but are not limited to, statements related to Biosynex’s and Chembio’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, the conditions precedent to the closing of the proposed transaction, and the potential impact the transaction will have on Chembio or Biosynex and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Biosynex and Chembio. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this press release include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Chembio shares being validly tendered into the tender offer to meet the minimum condition); the risk of litigation and regulatory action related to the proposed transactions; expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Biosynex’s and Chembio’s filings with the SEC, including Chembio’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Chembio’s Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q, as well as other filings it and Biosynex have filed with the SEC. Forward-looking statements reflect the analysis of management of Biosynex and Chembio as of the date of this press release. Neither Biosynex nor Chembio undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Contact:
Philip Taylor
Gilmartin Group
415-937-5406
investor@chembio.com